Filed by Social Capital Hedosophia Holdings Corp. V

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Social Finance, Inc.

Commission File No. 001-39606

From: Anthony Noto

Date: Fri, May 7, 2021 at 12:14 PM

Subject: Update on our SPAC process

To: SoFi Corporate

Team,

I’m thrilled to share that, as of today, our S-4 has officially been deemed effective by the SEC. This means that we can schedule the $IPOE shareholder vote approving the SPAC merger between SoFi and $IPOE. This clears the path leading to our listing day as a public company trading under the ticker $SOFI.

Now that our S-4 is effective, the three week proxy voting process will kick-off.  During the proxy process, shareholders of $IPOE may cast their vote either in favor of or against the merger with SoFi. The proxy process culminates in the extraordinary general meeting of $IPOE shareholders to be held on Thursday, May 27th where the final votes will be tallied. If all goes to plan, the merger of SoFi and $IPOE will close on Friday, May 28th and our listing day on Nasdaq as $SOFI will be Tuesday, June 1st.

The team is hard at work to get us across the finish line and we’ll have additional details to share in the coming weeks about how we will mark this milestone. For now, I ask you all to remain focused on our priorities and driving forward to achieve our OKRs so we can deliver a great quarter--our first as a public company. Thank you for your continued hard work and commitment to get us to this point.

Anthony

Anthony Noto

CEO

234 1st Street

San Francisco, CA 94105

 We commit to fighting racism, providing space for open dialogue, as well as taking action as informed allies.

--

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between Social Finance, Inc. (“SoFi”) and Social Capital Hedosophia Holdings Corp. V (“Social Capital Hedosophia”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction, Social Capital Hedosophia filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) on January 11, 2021, which includes a document that serves as a prospectus and proxy statement of Social Capital Hedosophia, referred to as a proxy statement/prospectus. The proxy statement/prospectus which has been distributed to Social Capital Hedosophia’s shareholders in connection with Social Capital Hedosophia’s solicitation of proxies for the vote by Social Capital Hedosophia’s shareholders with respect to the proposed transaction. Before making any voting decision, investors and security holders of Social Capital Hedosophia are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Social Capital Hedosophia has mailed a definitive proxy statement/prospectus and other relevant documents to its shareholders of record as of April 29, 2021, the record date established for the extraordinary general meeting of stockholders relating to the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Social Capital Hedosophia through the website maintained by the SEC at www.sec.gov.

The documents filed by Social Capital Hedosophia with the SEC also may be obtained free of charge at Social Capital Hedosophia’s website at:

http://www.socialcapitalhedosophiaholdings.com/docse.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Participants in Solicitation

Social Capital Hedosophia and SoFi and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Social Capital Hedosophia’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between SoFi and Social Capital Hedosophia. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Social Capital Hedosophia’s securities, (ii) the risk that the transaction may not be completed by Social Capital Hedosophia’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Social Capital Hedosophia, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, by and between Social Capital Hedosophia, Plutus Merger Sub Inc. and Social Finance, Inc., dated as of January 7, 2021, as amended on March 16, 2021 (as it may be further amended, the “Merger Agreement”) by the shareholders of Social Capital Hedosophia, the satisfaction of the minimum trust account amount following redemptions by Social Capital Hedosophia’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the investments described above, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on SoFi’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of SoFi and potential difficulties in SoFi employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against SoFi or against Social Capital Hedosophia related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of Social Capital Hedosophia’s securities on a national securities exchange, (xi) the price of Social Capital Hedosophia’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Social Capital Hedosophia plans to operate or SoFi operates, variations in operating performance across competitors, changes in laws and regulations affecting Social Capital Hedosophia’s or SoFi’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Social Capital Hedosophia’s Annual Report on Form 10-K, as it may be amended, the registration statement on Form S-4 discussed above and other documents filed by Social Capital Hedosophia from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SoFi and Social Capital Hedosophia assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SoFi nor Social Capital Hedosophia gives any assurance that either SoFi or Social Capital Hedosophia, or the combined company, will achieve its expectations.